FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: November 22, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2       Date of Material Change

   November 22, 2004

Item 3       News Release

The news release dated November 22, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4       Summary of Material Change

The Company reports the remaining results for the 2004 diamond drill program on the West Raglan Project.

Item 5       Full Description of Material Change

The Company reports the remaining results for the 2004 diamond drill program on the West Raglan Project. A total of 7,241 metres of BQ and BTW diamond drilling in 60 holes were drilled during the 2004 program and results from the first 15 holes were reported in the Company’s material change report dated October 18, 2004. Results for the remaining 45 holes are reported below.

The Company has posted on its website, www.knightresources.ca, interactive maps with all drill hole locations and assay results up to hole WR-04-33. Assays results included in this material change report will be added to the website shortly.

Highlights of the 2004 diamond drill program are outlined in the table below.

Area	Hole Number	Core Length (metres)		Nickel %	Copper %

Frontier Central	WR-04-78		0.55	5.53	2.28

			0.30	1.82	4.20

			0.35	3.27	0.75

			0.30	1.38	1.92

Frontier South	WR-04-57		8.50	1.83	0.93

		including	4.50	2.26	0.82

Frontier South	WR-04-69		2.60	1.62	0.76

Frontier South	WR-04-70		1.60	1.08	0.65

Frontier South	WR-04-74		24.50	1.71	0.80

		including	3.95	5.31	2.07

		including	2.10	7.32	2.19

		including	1.35	5.91	2.68

		including	1.80	3.63	1.28

Frontier South	WR-04-76		6.20	0.94	0.44

		including	2.95	1.68	0.45

Seahawk	WR-04-47		14.80	0.83	0.30

		including	1.00	1.16	0.42

		including	2.90	1.15	0.43

Seahawk	WR-04-48		3.50	1.13	0.52

Frontier East*	WR-04-23		5.60	0.95	0.28

		including	1.85	1.62	0.39

		including	0.30	2.45	0.43

Red Zone*	WR-04-33		0.55	5.75	1.35

       * Previously reported in the material change report dated October 18, 2004

Drilling near last year’s discoveries in the Frontier area, combined with prospecting, has expanded the area of known mineralization, in what is now referred to as the Greater Frontier area, to 3 kilometres by 1 kilometre.

Regional prospecting during 2004 has also resulted in the discovery of sulphide mineralization in ultramafic rocks on surface, in locally derived boulders, and in some cases in drill holes, at sites as far as 20 kilometres west of the Greater Frontier area and 27 kilometres east of the Greater Frontier area.

The new areas are referred to as Red Zone, Target 36, Seahawk and East Frontier South in the Greater Frontier area, as Nanuk and Terrace west of the Greater Frontier area, and as Zone 111, CDC, Boomerang and Beverly east of the Greater Frontier area.

All of the ultramafics explored in 2004 occur at the base of the Chukotat Group, interpreted to be the Raglan Formation, other than the ultramafic at Boomerang which is located in a transition zone near the top of the Povungnituk Group. Importantly, these new discoveries have confirmed the prospectivity of the Chukotat Group along the length of the West Raglan Property as well as the potential for mineralization within the Povungnituk Group.

Attached to this material change report is an assay table (Table I) with details of holes WR-04-34 to WR-04-78. Also provided is the percentage of sulphur and a calculation of nickel in 100% sulphide, commonly referred to as nickel tenor. 38% sulphur in 100% sulphide was used in the calculation of nickel tenor. The reader is cautioned that the nickel tenor calculation is increasingly inaccurate when sulphur content and therefore sulphide content is low. Consequently the nickel tenor calculation is only shown for sulphur content of 3% or higher. However for lower sulphur contents the nickel tenor calculation can be used as a guide to assign priorities for follow-up drilling. High nickel tenors are important indications of the potential for economic mineralization without the necessity for high sulphide content.

Additional surface sample assays received to date are reported in attached Table II.

Greater Frontier Area

In 2003, 16 holes were drilled in the Frontier area to follow up mineralized boulders on surface which resulted in discoveries in drill core at Frontier Central, Frontier South and Frontier East.

This summer, numerous boulders with sulphide mineralization in ultramafic have been discovered in the Greater Frontier Area, augmenting and expanding on the areal extent of mineralized boulders discovered in 2003. Many of the boulders, based on abundance, size and angularity, are interpreted to be locally derived and others are interpreted to be transported.

Frontier Central

In 2004, ten holes were drilled in Frontier Central and results from six were previously reported. Results of an additional four holes are reported in Table I.

WR-04-38 did not intersect significant magmatic sulphides.

WR-04-40 intersected anomalous nickel in 3% disseminated sulphides in ultramafic (0.16% nickel and 1.09% sulphur over 6.25 metres).

WR-04-64 intersected two zones of anomalous nickel in 1% and 2% disseminated sulphides (0.26% nickel and 0.56% sulphur over 6.60 metres; 0.29% nickel and 0.65% sulphur over 19.50 metres).

WR-04-78 intersected a zone of apparent remobilized magmatic sulphide at the contact of ultramafic and basalt and three zones of remobilized magmatic sulphide in basalt. The magmatic sulphides at the contact of ultramafic and basalt assays 5.53% nickel and 21.10% sulphur over 0.55 metres, with a nickel tenor of 10%. The sulphide zones in basalt assay: 1.82% nickel and 10.10% sulphur over 0.30 metres, with a nickel tenor of 7%; 3.27% nickel and 6.01% sulphur over 0.35 metres, with a nickel tenor of 21%; 1.38% nickel and 6.51% sulphur over 0.30 metres, with a nickel tenor of 8%. WR-04-78 also intersected anomalous nickel in a zone of 3% disseminated sulphide in ultramafic (0.27% nickel and 1.04% sulphur over 6.35 metres) and anomalous nickel in a zone of 8% disseminated sulphides in ultramafic (0.38% nickel and 2.90% sulphur over 4.85 metres).

Results of ten ultramafic boulder samples from Frontier Central were previously reported. Anomalous results of an additional twenty-seven ultramafic boulders are reported in Table II. Nickel grades range from 0.15% to 3.30% and nickel tenors range from 2% to 12%. The variability in nickel tenors is similar to variable nickel tenors in drill core. Field evidence suggests that some of the boulders are in place or locally derived and others have been transported from an unknown source. Results of twenty boulders from an area north of Frontier West, Frontier Central and Frontier East are shown in Table II. The boulders are clearly transported from the south. Anomalous nickel grades in three samples of ultramafic range from 1.62% to 3.57% with nickel tenors ranging from 6% to 9%. One boulder with a nickel grade of 0.39% and a nickel tenor of 2% may be a sulphidic sediment.

Frontier South

In 2004, thirteen holes were drilled in Frontier South and results from one hole were previously reported. Results of an additional twelve holes are reported in Table I.

WR-04-55 intersected anomalous nickel in 2-4% disseminated sulphides in ultramafic (0.31% nickel and 0.79% sulphur over 14.70 metres including 0.49% nickel and 1.49% sulphur over 2.60 metres).

WR-04-57 intersected anomalous nickel in 16% disseminated sulphides in ultramafic (1.83% nickel and 5.97% sulphur over 8.50 metres including 2.26% nickel and 7.34% sulphur over 4.50 metres) with nickel tenors of 12%. The drill holes also intersected anomalous nickel in 3% disseminated sulphides in ultramafic (0.30% nickel and 0.98% sulphur over 7.50 metres). Results from WR-04-57 demonstrate the importance of high nickel tenor and the importance of targeting the higher sulphide portions of the magmatic system.

WR-04-58 did not intersect significant magmatic sulphides.

WR-04-60 intersected anomalous nickel in 2% disseminated sulphides in ultramafic (0.33% nickel and 0.70% sulphur over 16.35 metres).

WR-04-69 intersected anomalous nickel in a zone of 3% disseminated sulphides and zone of 6% disseminated sulphides in ultramafic. The first zone averages 0.48% nickel and 1.05% sulphur over 6.5 metres. The second zone averages 0.68% nickel and 2.30% sulphur over 13.1 metres including 1.62% nickel and 6.17% sulphur (16% sulphide) over 2.60 metres, with a nickel tenor of 10%.

WR-04-70 intersected anomalous nickel in a zone of 6% disseminated sulphides in ultramafic. The zone averages 0.52% nickel and 2.18% sulphur over 5.75 metres including 1.08% nickel and 4.01% sulphur (11% sulphides) over 1.60 metres, with a nickel tenor of 12%.

WR-04-72 intersected anomalous nickel in a zone of 2% disseminated sulphides in ultramafic. The zone averages 0.41% nickel and 0.91% sulphur over 17.60 metres including 0.58% nickel and 1.42% sulphur (4% sulphide) over 6.60 metres.

WR-04-73 intersected anomalous nickel in a zone of 4% disseminated sulphides in ultramafic. The zone averages 0.39% nickel and 1.35% sulphur over 8.00 metres including 0.70% nickel and 2.75% sulphur (7% sulphide) over 2.50 metres.

WR-04-74 intersected a 24.50 metre zone of magmatic sulphides in ultramafic which averages 1.71% nickel and 9.13% sulphur including 5.31% nickel and 25.25% sulphur over 3.95 metres, 7.32% nickel and 35.25% sulphur over 2.10 metres, 5.91% nickel and 27.60% sulphur over 1.35 metres and 3.63% nickel and 19.44% sulphur over 1.80 metres. Nickel tenors range from 7% to 12%. Results from WR-04-74 demonstrate the importance of high nickel tenor and the importance of targeting the higher sulphide portion of the magmatic system.

WR-04-75 intersected two zones of anomalous nickel in 3-4% disseminated sulphides in ultramafic. The first zone averages 0.31% nickel and 1.20% sulphur over 13.70 metres, including 0.51% nickel and 2.55% sulphur over 2.30 metres. The second zone averages 0.21% nickel and 1.55% sulphur over 12.00 metres.

WR-04-76 intersected a zone of 15% sulphides in ultramafic which averages 0.94% nickel and 5.69% sulphur over 6.20 metres, including 1.68% nickel and 8.35% sulphur over 2.95 metres. Nickel tenor ranges from 6-8%.

WR-04-77 intersected anomalous nickel in 2% disseminated sulphides in ultramafic which average 0.33% nickel and 0.84% sulphur over 12.10 metres, including 0.52% nickel and 1.42% sulphur over 1.50 metres.

Red Zone

Red Zone is located approximately 1 kilometre east of Frontier East. Numerous new boulders with disseminated to semi-massive sulphide mineralization in ultramafic have been discovered at Red Zone. Many of the boulders are interpreted to be locally derived. In 2004, nine holes were drilled at Red Zone and the results of two holes were previously reported. Results from an additional seven holes are reported in Table I.

WR-04-34 did not intersect significant magmatic sulphides.

WR-04-35 intersected anomalous nickel in four separate zones of 3-5% disseminated sulphides in ultramafic. The first zone averages 0.30% nickel and 1.88% sulphur over 5.00 metres. The second zone averages 0.27% nickel and 1.32% sulphur over 4.00 metres. The third zone average 0.33% nickel and 1.55% sulphur over 6.00 metres. The fourth zone averages 0.34% nickel and 1.36% sulphur over 1.00 metre.

WR-04-36 intersected anomalous nickel in 6% disseminated sulphides in ultramafic (0.27% nickel and 2.24% sulphur over 3.80 metres).

WR-04-37 intersected anomalous nickel in two zones of 2-3% disseminated sulphides in ultramafic. The first zone averages 0.42% nickel and 1.05% sulphur over 2.00 metres. The second zone averages 0.45% nickel and 0.88% sulphur over 4.00 metres.

WR-04-39 did not intersect significant magmatic sulphides.

WR-04-65 intersected anomalous nickel in 3% disseminated sulphides in ultramafic (0.29% nickel and 1.32% sulphur over 10.40 metres).

WR-04-68 did not intersect significant magmatic sulphides.

Results of nine ultramafic boulders from Red Zone were previously reported. Anomalous results from an additional four ultramafic boulders are reported in Table II. Nickel grades range from 0.16% to 0.85% and nickel tenors range from 3% to 4%.

Seahawk

Seahawk is located approximately 500 metres east of Frontier South. In 2004, seven holes were drilled at Seahawk. Results of seven holes are reported in Table I.

WR-04-45 intersected anomalous nickel in 3-4% disseminated sulphides in ultramafic (0.36% nickel and 0.98% sulphur over 50.00 metres) including 0.51% nickel and 1.64% sulphur over 2.00 metres, 0.48% nickel and 1.65% sulphur over 7.00 metres and 0.51% nickel and 1.58% sulphur over 13.00 metres.

WR-04-46 did not intersect significant magmatic sulphides.

WR-04-47 intersected anomalous nickel in 3% disseminated sulphides in ultramafic (0.33% nickel and 0.98% sulphur over 101.10 metres). The mineralized zone contains an intersection of 0.83% nickel and 2.87% sulphur over 14.80 metres including 1.16% nickel and 4.40% sulphur over 1.00 metre and 1.15% nickel and 4.07% sulphur over 2.90 metres with nickel tenors of 11%. The mineralized zone also contains 3.00 metres of 0.55% nickel and 1.63% sulphur and 15.00 metres of 0.46% nickel and 1.38% sulphur. Results from WR-04-47 demonstrate the importance of high nickel tenor and the importance of targeting the higher sulphide portions of the magmatic system.

WR-04-48 intersected anomalous nickel in 12% disseminated and net textures sulphides in ultramafic (0.51% nickel and 4.46% sulphur over 13.50 metres) including 1.13% nickel and 10.63% sulphur (28% sulphide) over 3.50 metres with nickel tenors of 4-5%. The host to mineralization in WR-04-48 is olivine pyroxenite rather than peridotite, as in WR-04-47, a possible explanation for the lower nickel tenors in WR-04-48.

WR-04-50 intersected anomalous nickel in 3% disseminated sulphides in ultramafic (0.31% nickel and 0.96% sulphur over 12.00 metres).

WR-04-66 intersected two zones of anomalous nickel in 2-3% disseminated sulphides in ultramafic. The first zone averages 0.23% nickel and 1.19% sulphur over 9.00 metres. The second zone averages 0.24% nickel and 0.81% sulphur over 43.50 metres.

WR-04-67 did not intersect significant magmatic sulphides.

East Frontier South

East Frontier South is located approximately 200 metres east of Frontier South and 300 metres west of Seahawk. In 2004, four holes were drilled in East Frontier South. Results from four holes are reported in Table I.

WR-04-51 intersected anomalous nickel in 2% disseminated sulphides in ultramafic (0.32% nickel and 0.90% sulphur over 6.50 metres).

WR-04-54 intersected anomalous nickel in 5% disseminated sulphides in ultramafic (0.18% nickel and 1.88% sulphur over 7.50 metres).

WR-04-62 did not intersect significant magmatic sulphides.

WR-04-71 did not intersect significant magmatic sulphides.

Zone 111 Area

Zone 111 area is located approximately 4 kilometres east of Red Zone. In 2004, two holes were drilled at Zone 111 and results are reported in Table I.

WR-04-56 did not intersect significant magmatic sulphides.

WR-04-59 intersected anomalous nickel in 2% disseminated sulphides in ultramafic (0.30% nickel and 0.92% sulphur over 6.00 metres).

Results from two ultramafic outcrops, one ultramafic boulder and one gabbro boulder from Zone 111 were previously reported. Results from one ultramafic boulder and one ultramafic outcrop are reported in Table II. Anomalous nickel grades range from 0.17% to 0.19% and sulphur contents range from 2.14% to 2.37%.

Rainday Area

The Rainday area, where a single hole was drilled in 2003, is located approximately 2 kilometres east of Zone 111. In 2004, two holes were drilled at Rainday and results are reported in Table I.

WR-04-61 intersected anomalous nickel in 2% disseminated sulphides in ultramafic (0.18% nickel and 0.86% sulphur over 5.00 metres).

WR-04-63 intersected anomalous nickel in a zone of 1% disseminated sulphides and a zone of 5% disseminated sulphides in ultramafic. The first zone averages 0.22% nickel and 0.51% sulphur over 8.00 metres. The second zone averages 0.15% nickel and 2.00% sulphur over 9.15 metres.

Results of four ultramafic boulders and seven ultramafic outcrops are reported in Table II. Anomalous nickel grades in magmatic sulphides range from 0.13% to 0.84% and sulphur contents range from 0.97% to 12.65%. The nickel tenor is 3% from the two outcrop samples with greater than 3% sulphur. One boulder sample with sulphur greater than 3% has a nickel tenor of 1%.

CDC Area

The CDC area is located approximately 14 kilometres east of Frontier. Four holes on two sections have been drilled into the CDC area and results are reported in Table I.

WR-04-41 intersected two zones of anomalous nickel in 3% disseminated sulphides in ultramafic. The first zone averages 0.28% nickel and 1.13% sulphur over 1.00 metre. The second zone assays 0.34% nickel and 1.03% sulphur over 0.95 metres.

WR-04-42 intersected anomalous nickel in a zone of 4% disseminated sulphides and a zone of 5% disseminated sulphides in ultramafic. The first zone averages 0.14% nickel and 1.63% sulphur over 8.00 metres. The second zone assays 0.35% nickel and 1.87% sulphur over 0.95 metres.

WR-04-43 did not intersect significant magmatic sulphides.

WR-04-44 intersected anomalous nickel in 4% disseminated sulphides in ultramafic (0.13% nickel and 1.49% sulphur over 13.00 metres).

Boomerang Area

The Boomerang area is located approximately 27 kilometres east of Frontier, and 14 kilometres east of CDC. In 2004, three holes were drilled in the Boomerang area and results are reported in Table I.

WR-04-49 intersected a zone of massive and associated sulphides, a zone of 11% disseminated sulphides and a zone of 7% disseminated sulphides, all associated with ultramafic. The first zone averages 0.26% nickel and 12.22% sulphur over 5.50 metres with a nickel tenor of 1%, suggesting the zone contains sulphidic sediments. The second zone averages 0.17% nickel and 4.30% sulphur over 1.70 metres with a nickel tenor of 3%. The third zone averages 0.12% nickel and 2.81% sulphur over 13.85 metres. The nickel tenor in magmatic sulphides is typical of the Povungnituk Group.

WR-04-52 intersected a zone of anomalous nickel in 4% disseminated sulphides in ultramafic (0.16% nickel and 1.65% sulphur over 12.50 metres), including 0.31% nickel and 3.85% sulphur over 2.00 metres with a nickel tenor of 3%. The nickel tenor is typical of the Povungnituk Group.

WR-04-53 did not intersect significant magmatic sulphides.

Anomalous results of one ultramafic boulder are reported in Table II. The boulder assays 0.20% nickel and 0.90% sulphur.

Beverly

The Beverly area is located 2 kilometres north of Boomerang in ultramafic interpreted to be the Raglan Formation at the base of the Chukotat Group. Assays from one boulder sample were previously reported. Anomalous results from an additional two ultramafic boulders and three ultramafic outcrops are reported in Table II. Nickel grades range from 0.17% to 0.42% and sulphur content ranges from 0.94% to 1.56%. The Beverly area has not been drill tested.

Terrace Area

The Terrace area is located approximately 12 kilometres west of Frontier. Sulphide bearing ultramafic outcrops have been discovered in the area. In 2003, a mineralized ultramafic boulder was found in a low-lying area and returned 1.22% nickel. Additional mineralized ultramafic boulders were identified in 2004 from the same area. Results of three ultramafic boulders from Terrace were previously reported. Results from four ultramafic outcrop samples are reported in Table II. The nickel grades range from 0.11% to 0.33% and sulphur ranges from 0.75% to 1.27%. The Terrace area has not been drill tested.

Nanuk Area

The Nanuk area is located approximately 20 kilometres west of Frontier, and 8 kilometres west of Terrace. Sulphide bearing ultramafic boulders, interpreted to be locally derived, have been discovered. Anomalous results from four ultramafic boulders are reported in Table II. Nickel grades range from 0.11% to 0.49% with sulphur ranging from 0.96% to 1.64%. The Nanuk area has not been drill tested.

Supplementary Information

The 2004 field program was carried out by West Raglan Project operator Anglo American Exploration (Canada) Limited (AAEC).

Pursuant to an Option and Joint Venture Agreement dated March 26, 2003, the Company has the right to earn a 49% interest in the West Raglan Project from AAEC.

Readers of this material change report are cautioned that the attachment includes a description of core length and not of true widths, which are unknown at this time.

AAEC is the operator of the West Raglan Project and is responsible for the sampling and submittal of samples for assay. Assaying of 2004 samples reported in this material change report is being carried out and certified by ACME Labs (Pb-FA for platinum, palladium and gold) and ALS Chemex (nickel, copper, cobalt and sulphur, (Total) by sodium peroxide fusion followed by ICP-AES), both of Vancouver, BC. Sample preparation is being done by Bourlamaque Assay Lab. of Val d’Or, Quebec.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7       Omitted Information

No information has been omitted in respect of the material change.

Item 8       Executive Officer

DAVID PATTERSON
Chief Executive Officer       Telephone: (604) 684-6535

Item 9       Date of Report

November 22, 2004.

KNIGHT RESOURCES LTD.

Per:

“David Patterson”
David Patterson,
Chief Executive Officer

Table I

2004 Diamond Drill Results

Frontier Central
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-38	6803165N 443718E	-45° / 180				No significant magmatic sulphides
WR-04-40	6803095N 443499E	-45° / 360	123.00	129.25	6.25	0.16	0.04	0.01	0.02	0.05	1.09	3	*

WR-04-64	6803105N 443825E	-45° / 360	67.30	73.90	6.60	0.26	0.07	0.01	0.03	0.11	0.56	1	*
			159.50	177.5	19.50	0.29	0.08	0.01	0.04	0.23	0.65	2	*

WR-04-78	6803115N 443784E	-90°	16.90	17.45	0.55	5.53	2.28	0.16	1.19	4.01	21.10	56	10
			18.35	18.65	0.30	1.82	4.20	0.05	0.55	2.04	10.10	27	7
			19.55	19.90	0.35	3.27	0.75	0.08	0.22	5.42	6.01	16	21
			21.30	21.60	0.30	1.38	1.92	0.04	0.22	0.51	6.51	17	8
			177.15	183.50	6.35	0.27	0.09	0.01	0.04	0.14	1.04	3	*
			195.15	200.00	4.85	0.38	0.21	0.02	0.06	0.25	2.90	8	*

* Nickel Tenor % is not reported due to low S%

Frontier South
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-55	6802740N 443340E	-90°	34.75	49.45	14.70	0.31	0.10	0.01	0.04	0.16	0.79	2	*
		including	44.85	47.45	2.60	0.49	0.20	0.02	0.08	0.31	1.49	4	*
WR-04-57	6802770N 443400E	-90°	4.00	12.50	8.50	1.83	0.93	0.04	0.50	1.91	5.97	16	12
		including	5.50	10.00	4.50	2.26	0.82	0.05	0.67	2.26	7.34	19	12
			16.50	24.00	7.50	0.30	0.11	0.01	0.06	0.21	0.98	3	*

WR-04-58	6802780N 443425E	-90°				No significant magmatic sulphides

WR-04-60	6802830N 443400E	-90°	19.50	35.85	16.35	0.33	0.90	0.02	0.04	0.15	0.70	2	*

WR-04-69	6802724N 443200E	-55° / 180	61.00	67.50	6.50	0.48	0.13	0.02	0.07	0.25	1.05	3	*
			75.00	88.10	13.10	0.68	0.30	0.02	0.10	0.42	2.30	6	*
		including	83.70	86.30	2.60	1.62	0.76	0.04	0.25	1.13	6.17	16	10

WR-04-70	6802735N 443398E	-45° / 180	0.00	5.75	5.75	0.52	0.26	0.02	0.15	0.52	2.18	6	*
		including	0.00	1.60	1.60	1.08	0.65	0.03	0.42	1.41	4.01	11	12

* Nickel Tenor % is not reported due to low S%
Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 1 of 5 – Table I
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Frontier South (cont.)
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-72	6802795N 443401E	-90°	10.00	27.60	17.60	0.41	0.15	0.01	0.07	0.24	0.91	2	*
		including	12.40	19.00	6.60	0.58	0.24	0.02	0.10	0.37	1.42	4	*

WR-04-73	6802719N 443372E	-90°	10.00	18.00	8.00	0.39	0.14	0.02	0.04	0.19	1.35	4	*
		including	14.30	16.80	2.50	0.70	0.26	0.02	0.08	0.38	2.75	7	*

WR-04-74	6802719N 443372E	-45° / 180	6.00	30.50	24.50	1.71	0.80	0.04	0.26	1.07	9.13	24	12
		including	15.60	19.55	3.95	5.31	2.07	0.12	0.66	2.82	25.25	66	8
		including	17.00	19.10	2.10	7.32	2.19	0.16	0.79	2.11	35.35	93	8
		including	22.35	23.70	1.35	5.91	2.68	0.14	0.69	2.61	27.60	73	8
		including	27.20	29.00	1.80	3.63	1.28	0.09	0.80	2.56	19.44	51	7

WR-04-75	6802725N 443226E	-45° / 203	36.30	50.00	13.70	0.31	0.12	0.01	0.04	0.18	1.20	3	*
		including	39.70	42.00	2.30	0.51	0.21	0.02	0.08	0.32	2.55	7	*
			89.50	101.50	12.00	0.21	0.07	0.01	0.03	0.10	1.55	4	*

WR-04-76	6802719N 443372E	-66° / 180	13.50	19.70	6.20	0.94	0.44	0.03	0.20	0.75	5.69	15	6
		including	14.40	17.35	2.95	1.68	0.45	0.05	0.36	1.40	8.35	22	8

WR-04-77	6802861N 443451E	-45° / 135	64.90	77.00	12.10	0.33	0.11	0.01	0.05	0.20	0.84	2	*
		including	64.90	66.40	1.50	0.52	0.19	0.02	0.10	0.40	1.42	4	*

* Nickel Tenor % is not reported due to low S%

Red Zone
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-34	6803256N 445574E	-70° / 180				No significant magmatic sulphides
WR-04-35	6803300N 445822E	-45° / 180	95.00	100.00	5.00	0.30	0.10	0.02	0.03	0.11	1.88	5	*
			102.00	106.00	4.00	0.27	0.07	0.02	0.02	0.06	1.32	3	*
			110.00	116.00	6.00	0.33	0.09	0.02	0.02	0.08	1.55	4	*
			122.00	123.00	1.00	0.34	0.07	0.02	0.03	0.09	1.36	4	*

WR-04-36	6803224N 445820E	-50° / 180	6.00	9.60	3.60	0.27	0.04	0.02			2.24	6	*
WR-04-37	6803464N 445813E	-45° / 180	26.00	32.00	6.00	0.42	0.15	0.01	0.09	0.27	0.79	3	*
			38.00	42.00	4.00	0.45	0.22	0.02	0.11	0.43	0.88	2	*
WR-04-39	6803211N 445475E	-45° / 180				No significant magmatic sulphides

WR-04-65	6803250N 445860E	-55° / 180	39.80	50.20	10.40	0.29	0.06	0.02	0.02	0.06	1.32	3	*

WR-04-68	6803266N 445535E	-45° / 180				No significant magmatic sulphides

* Nickel Tenor % is not reported due to low S%
Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 2 of 5 – Table I
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Seahawk
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-45	6802797N 443913E	-90°	60.00	110.00	50.00	0.36	0.12	0.02	0.05	0.15	0.98	3	*
		including	68.00	70.00	2.00	0.51	0.19	0.02	0.06	0.25	1.64	4	*
		including	81.00	88.00	7.00	0.48	0.20	0.02	0.07	0.26	1.65	4	*
		including	94.00	107.00	13.00	0.51	0.19	0.02	0.08	0.27	1.58	4	*

WR-04-46	6802762N 443913E	-45° / 360				No significant magmatic sulphides
WR-04-47	6802762N 443913E	-65° / 360	41.90	143.00	101.10	0.33	0.12	0.01	0.04	0.16	0.98	3	*
		including	44.50	59.30	14.80	0.83	0.30	0.03	0.13	0.47	2.87	8	*
		including	48.40	49.40	1.00	1.16	0.42	0.03	0.15	0.50	4.14	11	11
		including	55.50	58.40	2.90	1.15	0.43	0.03	0.17	0.63	4.07	11	11
		including	74.00	77.00	3.00	0.55	0.27	0.02	0.06	0.23	1.63	4	*
		including	83.00	98.00	15.00	0.46	0.18	0.02	0.06	0.22	1.38	4	*
WR-04-48	6802762N 443913E	-80° / 360	50.60	64.10	13.50	0.51	0.24	0.02	0.08	0.27	4.46	12	5
		including	55.60	59.10	3.50	1.13	0.52	0.05	0.19	0.67	10.63	28	4
WR-04-50	6802762N 443913E	-90°	81.00	93.00	12.00	0.31	0.10	0.01	0.04	0.12	0.96	3	*
WR-04-66	6802750N 443940E	-60° / 360	44.00	53.00	9.00	0.23	0.08	0.02	0.03	0.10	1.19	3	*
			75.50	119.00	43.50	0.24	0.08	0.01	0.03	0.09	0.80	2	*

WR-04-67	6802750N 443940E	-75° / 360				No significant magmatic sulphides

* Nickel Tenor % is not reported due to low S%

East Frontier South
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-51	6802723N 443643E	-90°	88.00	94.50	6.50	0.32	0.08	0.02	0.03	0.10	0.90	2	*

WR-04-54	6802723N 443643E	-65° / 180	86.50	94.00	7.50	0.18	0.07	0.01	0.02	0.06	1.88	5	*

WR-04-62	6802709N 443625E	-55° / 180				No significant magmatic sulphides

WR-04-71	6802745N 443625E	-90°				No significant magmatic sulphides

* Nickel Tenor % is not reported due to low S%

Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 3 of 5 – Table I
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Zone 111
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-56	6804574N 449620E	-90°				No significant magmatic sulphides

WR-04-59	6804574N 449620E	-55° / 180	25.50	31.50	6.00	0.30	0.07	0.02	0.03	0.60	0.92	2	*

* Nickel Tenor % is not reported due to low S%

Rainday
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-61	6804581N 450600E	-90°	17.00	22.00	5.00	0.18	0.07	0.01	0.02	0.10	0.86	2	*

WR-04-63	6804640N 450934E	-45° / 180	28.00	36.00	8.00	0.22	0.06	0.01	0.02	0.08	0.51	1	*
			59.50	68.65	9.15	0.15	0.04	0.01	0.02	0.07	2.00	5	*

* Nickel Tenor % is not reported due to low S%

CDC
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-41	6805233N 457322E	-45° / 360	19.00	20.00	1.00	0.28	0.05	0.01	0.02	0.02	1.13	3	*
			21.05	22.00	0.95	0.34	0.07	0.01	0.04	0.04	1.03	3	*
WR-04-42	6805198N 457320E	-45° / 360	39.00	47.00	8.00	0.14	0.07	0.02	0.01	0.05	1.63	4	*
			60.90	61.85	0.95	0.35	0.09	0.01	0.02	0.02	1.87	5	*
WR-04-43	6805225N 457150E	-45° / 360				No significant magmatic sulphides

WR-04-44	6805195N 457151E	-45° / 360	14.00	27.00	13.00	0.13	0.06	0.02	0.01	0.04	1.49	4	*

* Nickel Tenor % is not reported due to low S%

Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 4 of 5 – Table I

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Boomerang
2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-49	6807523N 470418E	-45° / 360	7.00	12.50	5.50	0.26	0.09	0.02	0.05	0.08	12.22	32	1
			14.30	16.00	1.70	0.17	0.03	0.01	0.02	0.06	4.30	11	3
			81.15	95.00	13.85	0.12	0.02	0.01	0.01	0.01	2.81	7	*
WR-04-52	6807523N 470418E	-65° / 360	22.50	35.00	12.50	0.16	0.02	0.01	0.01	0.01	1.65	4	*
		including	33.00	35.00	2.00	0.31	0.05	0.02	0.03	0.03	3.85	10	3

WR-04-53	6807617N 470519E	-45° / 180				No significant magmatic sulphides

* Nickel Tenor % is not reported due to low S%

Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 5 of 5 – Table I
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Table II

2004 Surface Sample Assays
Frontier Central

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100168	6803251N 444040E	BU	0.41	0.23	0.02	0.12	0.57	1.50	4	*

WRRA100158	6803150N 443659E	BU	0.30	0.10	0.02	0.03	0.11	1.06	3	*

WRRA100161	6803235N 443759E	BU	2.39	0.35	0.06	0.67	2.65	10.05	26	9

WRRA100426	6803138N 443472E	BU	0.63	0.35	0.03	0.17	0.66	6.95	18	3

WRRA100427	6803772N 444271E	BU	2.40	1.68	0.06	0.92	3.72	13.45	35	7

WRRA100431	6803132N 443756E	BU	0.83	0.23	0.02	0.16	0.63	2.39	6	*

WRRA100433	6803121N 443761E	BU	3.30	0.34	0.11	0.48	2.00	19.75	52	6

WRRA100434	6803121N 443761E	BU	0.72	0.66	0.03	0.33	1.23	2.02	5	*

WRRA100436	6803118N 443762E	BU	1.05	0.35	0.03	0.33	1.16	3.93	10	10

WRRA100437	6803118N 443762E	BU	1.08	0.42	0.03	0.34	0.70	5.70	15	7

WRRA100438	6803118N 443762E	BU	0.75	0.28	0.03	0.23	0.67	3.61	10	8

WRRA100439	6803117N 443754E	BU	0.47	0.11	0.02	0.13	0.30	1.18	3	*

WRRA100440	6803120N 443748E	BU	0.28	0.07	0.02	0.02	0.08	1.06	3	*

WRRA100443	6803126N 443400E	BU	0.19	0.04	0.02	0.01	0.02	3.63	10	2

WRRA100445	6803131N 443396E	BU	1.74	0.27	0.04	0.77	2.04	8.64	23	8

WRRA100447	6803137N 443399E	BU	1.46	0.34	0.04	0.72	2.09	4.65	12	12

WRRA100448	6803130N 443401E	BU	1.31	0.53	0.04	0.37	1.35	5.28	14	9

WRRA100461	6803424N 444039E	BU	1.86	0.97	0.05	0.48	2.10	11.45	30	6

WRRA100462	6803732N 443817E	BU	0.91	0.43	0.03	0.30	0.97	3.50	9	10

WRRA100463	6803676N 444192E	BU	1.89	0.68	0.06	0.62	2.35	11.80	31	6

WRRA100464	6803574N 444141E	BU	1.61	0.67	0.06	0.54	2.00	11.55	30	5

WRRA100467	6803134N 443402E	BU	1.27	0.40	0.04	0.43	1.17	5.19	14	9

WRRA100468	6803128N 443409E	BU	0.90	0.46	0.03	0.35	0.97	3.93	10	9

WRRA100471	6803138N 443406E	BU	1.72	0.57	0.04	0.66	1.59	8.60	23	8

WRRA100472	6803143N 443408E	BU	0.15	0.03	0.02	0.01	0.02	3.13	8	2

WRRA100473	6803135N 443412E	BU	1.40	0.51	0.04	0.36	1.25	5.87	15	9

WRRA100474	6803122N 443409E	BU	1.89	0.65	0.06	0.58	2.36	9.46	25	8

* Nickel Tenor % is not reported due to low S%

** Sample Type:   B = boulder; O = outcrop; U = ultramafic; S = sediment; G = gabbro

Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 1 of 4 – Table II

Boulder Trains North of Frontier West, Frontier Central, Frontier East

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100019	6803682N 443790E	BU	3.57	1.84	0.11	0.58	6.36	14.95	39	9

WRRA100020	6803797N 443864E	BU	1.62	0.12	0.04	0.83	1.61	10.20	27	6

WRRA100021	6803471N 444255E	BU	2.06	0.92	0.05	0.76	3.33	11.35	30	7

WRRA100022	6803292N 444301E	BS	0.39	0.17	0.03	0.05	0.18	9.72	26	2

WRRA100481	6803316N 442940E	BU	1.46	0.69	0.04	0.61	1.54	6.87	18	8

WRRA100482	6803406N 443041E	BU	1.93	1.25	0.05	0.67	2.43	8.46	22	9

WRRA100483	6803545N 443497E	BU	3.01	0.41	0.08	0.78	1.82	16.00	42	7

WRRA100484	6803463N 443486E	BU	3.43	0.56	0.08	0.25	1.03	15.05	40	9

WRRA100485	6803610N 443930E	BU	2.17	0.73	0.06	0.29	1.39	7.74	20	11

WRRA100601	6803400N 444352E	BU	1.53	0.61	0.05	0.82	2.29	9.71	26	6

WRRA100602	6803414N 444341E	BU	3.00	2.18	0.08	0.93	5.04	13.60	36	8

WRRA100603	6803420N 444341E	BU	1.76	0.30	0.06	0.80	3.06	13.60	36	5

WRRA100604	6803425N 444328E	BU	1.68	1.34	0.06	0.57	2.48	11.70	31	5

WRRA100605	6803437N 444320E	BU	2.20	1.08	0.06	0.51	2.34	13.55	36	6

WRRA100606	6803507N 444300E	BU	1.71	1.37	0.06	0.75	2.66	11.60	31	6

WRRA100607	6803555N 444281E	BU	1.76	0.87	0.06	0.45	1.76	14.45	38	5

WRRA100608	6803591N 444289E	BU	1.89	0.43	0.05	1.18	1.18	11.90	31	6

WRRA100611	6803614N 444258E	BU	1.86	0.74	0.06	0.66	2.22	11.70	31	6

WRRA100612	6803385N 444341E	BU	2.41	1.28	0.07	0.54	2.24	13.65	36	17

WRRA100613	6803311N 444348E	BU	1.97	1.16	0.06	0.57	3.74	9.55	25	8

WRRA100614	6803290N 444342E	BU	1.88	0.44	0.05	0.30	1.48	11.95	31	6

Frontier East

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100171	6802973N 443922E	BU	0.14	0.05	0.01	0.01	0.04	1.40	4	*

WRRA100502	6903170N 444632E	BU	0.62	0.28	0.03	0.12	0.39	4.29	11	6

* Nickel Tenor % is not reported due to low S%

Red Zone

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100340	6803235N 445594E	BU	0.83	1.35	0.06	0.13	0.65	9.77	26	3

WRRA100341	6803243N 445574E	BU	0.85	0.54	0.05	0.34	1.88	8.08	21	4

WRRA100343	6803529N 446026E	BU	0.37	0.09	0.02	0.02	0.11	1.12	3	*

WRRA100466	6803219N 445833E	BU	0.16	0.04	0.01	0.02	0.04	2.35	6	*

* Nickel Tenor % is not reported due to low S%

** Sample Type:   B = boulder; O = outcrop; U = ultramafic; S = sediment; G = gabbro

Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 2 of 4 – Table II

Zone 111

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100417	6804541N 449624E	BU	0.17	0.04	0.01	0.02	0.08	2.37	6	*

WRRA100348	6804550N 449581E	OU	0.19	0.08	0.01	0.02	0.08	2.14	6	*

* Nickel Tenor % is not reported due to low S%

Rainday

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100057	6804822N 449556E	OU	0.58	0.38	0.04	0.09	0.30	8.05	21	3

WRRA100063	6804473N 449773E	OU	0.84	1.37	0.06	0.20	0.90	12.65	33	3

WRRA100067	6804489N 450326E	OU	0.16	0.03	0.01	0.02	0.04	1.18	3	*

WRRA100071	6804542N 450604E	OU	0.17	0.05	0.01	0.02	0.08	1.34	4	*

WRRA100339	6805278N 454814E	BU	0.20	0.04	0.02	0.02	0.02	0.97	3	*

WRRA100107	6804835N 453612E	OU	0.23	0.09	0.02	0.03	0.13	1.68	4	*

WRRA100451	6804594N 450614E	BU	0.28	0.10	0.02	0.02	0.06	1.57	4	*

WRRA100452	6804579N 450505E	BU	0.21	0.06	0.02	0.02	0.06	2.20	6	*

WRRA100453	6805481N 450508E	OU	0.18	0.04	0.02	0.01	0.04	1.84	5	*

WRRA100457	6804640N 451125E	BU	0.13	0.04	0.01	0.01	0.02	4.57	12	1

WRRA100460	6804633N 451115E	OU	0.22	0.07	0.02	0.02	0.07	1.15	3	*

* Nickel Tenor % is not reported due to low S%

Boomerang

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100246	6807549N 470411E	BU	0.20	0.03	0.01	0.04	0.09	0.90	2	*

* Nickel Tenor % is not reported due to low S%

Beverly

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100103	6810464N 469999E	BU	0.19	0.03	0.02	0.01	0.01	1.24	3	*

WRRA100217	6809717N 468302E	OU	0.42	0.42	0.02	0.01	0.04	1.56	4	*

WRRA100346	6810406N 469799E	BU	0.37	0.02	0.02	0.02	0.02	0.94	2	*

WRRA100404	6810320N 469509E	OU	0.21	0.04	0.02	0.02	0.04	1.14	3	*

WRRA100507	6791416N 441842E	OU	0.33	0.08	0.02	0.01	0.01	1.22	3	*

* Nickel Tenor % is not reported due to low S%

** Sample Type:   B = boulder; O = outcrop; U = ultramafic; S = sediment; G = gabbro

Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 3 of 4 – Table II

Terrace

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100242	6800887N 436271E	OU	0.11	0.09	0.01	0.00	0.00	1.27	3	*

WRRA100503	6800670N 435481E	BU	0.20	0.02	0.02	0.02	0.01	1.02	3	*

WRRA100504	6800722N 435735E	OU	0.17	0.01	0.01	0.01	0.01	0.75	2	*

WRRA100505	6810416N 469719E	OU	0.17	0.02	0.02	0.01	0.01	1.22	3	*

* Nickel Tenor % is not reported due to low S%

Nanuk

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100167	6799712N 423468E	BU	0.49	0.15	0.02	0.07	0.22	1.64	4	*

WRRA100419	6799936N 426312E	BU	0.13	0.08	0.01	0.02	0.07	1.47	4	*

WRRA100423	6799902N 424181E	BU	0.11	0.05	0.02	0.02	0.07	1.06	3	*

WRRA100456	6799913N 426019E	BU	0.16	0.03	0.02	0.01	0.01	0.96	3	*

* Nickel Tenor % is not reported due to low S%

** Sample Type:   B = boulder; O = outcrop; U = ultramafic; S = sediment; G = gabbro

Attachment to Knight Resources Ltd. news release dated November 22, 2004 – Page 4 of 4 – Table II